UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Costamare Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

Y1771G102
(CUSIP Number)

Konstantinos Konstantakopoulos
c/o Costamare Shipping Company S.A.
7 rue du Gabian
 MC98000 Monaco
+377 93 25 09 40

Copy to:
Scott Bennett, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
212-474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Konstantinos Konstantakopoulos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d OR 2(e)		☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,863,231

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
20,863,231

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,863,231[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.3%[2]

14	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Konstantinos Konstantakopoulos personally owns 10,148,237 shares. Mr. Konstantakopoulos also controls all 9,688,829 shares owned by Kent Maritime Investments S.A. and all 308,075 shares owned by Costamare Shipping Company S.A. Mr. Konstantakopoulos also controls half of the shares (718,091 shares) of Costamare Shipping Services Ltd.

2 The percent ownership is calculated based upon an aggregate of 108,205,985 shares outstanding.

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kent Maritime Investments S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,688,829

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
9,688,829

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,688,829[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%[4]

14	TYPE OF REPORTING PERSON (See Instructions)
CO

3 Kent Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 9,688,829 shares of common stock of Costamare Inc.

4 The percent ownership is calculated based upon an aggregate of 108,205,985 shares outstanding.

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Costamare Shipping Company S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
308,075

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
308,075

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
308,075[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%[6]

14	TYPE OF REPORTING PERSON (See Instructions)
CO

5 Costamare Shipping Company S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 308,075 shares of common stock of Costamare Inc.

6 The percent ownership is calculated based upon an aggregate of 108,205,985 shares outstanding.

CUSIP No.	Y1771G102	13D/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Costamare Shipping Services Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,436,181

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,436,181

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,436,181[7]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

7 Konstantinos Konstantakopoulos owns 50% of the outstanding equity of Costamare Shipping Services Ltd., resulting in his indirect ownership of half of the stock (718,091 shares) owned by Costamare Shipping Services Ltd.

8 The percent ownership is calculated based upon an aggregate of 108,205,985 shares outstanding.

AMENDMENT NO. 1 TO
STATEMENT ON SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and restates certain portions of the Statement on Schedule 13D filed by Konstantinos Konstantakopoulos, Kent Maritime Investments S.A., Costamare Shipping Company S.A. and Costamare Shipping Services Ltd. dated March 14, 2017 (the “Original 13D”), relating to shares of the common stock, par value $0.0001 per share (the “Shares”) of Costamare Inc. (the “Issuer), whose principal offices are located at 7 rue du Gabian, MC98000 Monaco.

Except as set forth below, all Items in the Original 13D remain unchanged. Capitalized terms but not defined herein have the meanings ascribed to them in the Original 13D.

Item 1.                    Security and Issuer

Item 2.                    Identity and Background

Item 3.                    Source and Amount of Funds or Other Consideration:

Item 4.                    Purpose of Transaction:

Item 5.                    Interest in Securities of the Issuer:

Item 5 to this Amendment is hereby amended and restated as follows:

(a)          See items 11 and 13 on the cover pages to this Schedule 13D/A for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by each Reporting Person.

(b)          Number of shares as to which each Reporting Person has:

i.        Sole power to vote or to direct the vote: See item 7 on cover pages to this Schedule 13D/A.

ii.        Shared power to vote or to direct the vote: See item 8 on cover pages to this Schedule 13D/A.

iii.        Sole power to dispose or direct the disposition: See item 9 on cover pages to this Schedule 13D/A.

iv.        Shared power to dispose or direct the disposition: See item 10 on cover pages to this Schedule 13D/A.

(c)          The information provided in Item 3 to the Original 13D is hereby incorporated by reference herein and supplemented as follows for the past 60 days.

Costamare Shipping Company S.A.

Costamare Shipping Company S.A. disposed of 14,960 shares of Common Stock on December 29, 2017 for no consideration pursuant to a private share transfer.

Costamare Shipping Services Ltd.

Costamare Shipping Services Ltd. received 149,600 shares of Common Stock on December 29, 2017 pursuant to a service agreement with the Issuer’s vessel-owning subsidiaries in exchange for services provided to them.

(d)            Not applicable.

(e)            Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 7.                    Material to Be Filed as Exhibits:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2018

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos

KENT MARITIME INVESTMENTS S.A.

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos

COSTAMARE SHIPPING COMPANY S.A.

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos

COSTAMARE SHIPPING SERVICES LTD.

By:	/s/ Diamantis Manos
Name: Diamantis Manos